UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

ASX RESPONSE

We refer to Metal Storm Limited’s announcement to the market on 24 January
2006 in relation to a press article which was released in the US on 20 January
2006 and to your letter of 24 January 2006.

You have asked the Company to advise the following:
1 When was the interview with Mr Smith conducted, and on what date and in what publication did the article contained within the Announcement appear?
The interview was conducted on 18 January 2006 in the United States.  The article was published on 20 January 2006 on the World Wide Web site of United
Press International (UPI) which is a US based provider of press information to news agencies around the world.

2 Whether the Company considers that the information contained in the
Announcement, and in particular, the fact that a firing demonstration is to occur in Singapore on 6 February 2006, is material to the Company?
The Company does not consider that the information contained in the article released as an announcement to the ASX to be material to the Company.
The article covers a number of matters which have been previously announced to the market.  Other general information in the article is available in the public domain.
Addressing the matter specifically raised, the Company advises that on 21
November 2005 in a “CEO Corner” publication released to the market the following statement was included:
“High Explosive munitions development
High Explosives munitions development is continuing with tests and trials of components and design concepts. This is a staged-development program, with a series of building and testing steps required to produce a design that meets safety standards and is ready for demonstration to end users. Live firing demonstrations of our HE munitions capability are programmed to begin in the first quarter of 2006.”
As a research and development company, the Company regularly carries out testing on the various aspects of its technology.  Accordingly the Company does not believe that the information contained in the press article is material.
Please contact the undersigned if you require details of announcement dates relating to the other matters mentioned in the article.

3 If the answer to question 2 is “no”, please advise the basis on which the
Company does not consider the information contained in the Announcement to be material.
Covered in response to Q2.

4 If the answer to question 2 is “yes”, could the announcement have been released to the market earlier than 31 January 2005?
Not applicable.

5 If the answer to question 4 is “yes”, please advise why the Company did not advise the market of the Information at that earlier time, or request a trading halt at that time, pending release of the announcement.
Not applicable.

6 If the answer to question 4 is “no”, please advise why the announcement could not be released earlier than 11.28 am E.D.S.T. on 24 January 2005 and the Company did not request a trading halt at that time pending release of that announcement.
The US management of the Company were made aware of the release of the article during 23 January (US time).  Around 10am E.D.S.T. on 24 January, management in Australia were made aware of the article and that the NASDAQ exchange on which the Company’s American Depositary Receipts (ADRs) are traded, had recorded sales of 748,400 ADRs with a closing price of US$3.45 compared to an opening price of US$2.90.  The Company also became aware of increased volumes and prices of securities traded on the ASX that morning.
Australian management concluded that the increase on NASDAQ and the ASX may be attributed to the market reacting to the article in question as there was no other event or information that management was aware of that could have had this effect. Management took the view that in the circumstances it might be prudent to advise the ASX of the article.
The Company Secretary was in the process of preparing a release to the market when staff of the ASX contacted him at approximately 10.40am E.D.S.T.  After a lengthy phone discussion, the Company Secretary issued the release within 15 minutes of the end of the phone call.

7 Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?
The Company is not aware of any such information.

8 Is there any other explanation that the Company may have for the price change and the increase in the trading volume of securities in the Company?
 The Company is not aware of any such information.

9 Your comment is sought on whether the Company is in compliance with the listing rules and in particular listing rule 3.1.
The Company firmly believes that it is in compliance with the listing rules.

J D  MacDonald
Company Secretary
Metal Storm Limited
GPO Box 1097
Brisbane Q 4001

26 January 2006

24 January 2006

Mr Jim McDonald
Company Secretary
Metal Storm Limited
GPO Box 1097
BRISBANE  QLD 4001

By email:  jmacdonald@metalstorm.com

Dear Mr McDonald

Metal Storm Limited (the “Company”)

I refer to a change in the price of the Company’s securities from 18 cents on
23 January 2006 to a high of 23.5 cents today, and to an increase in the volume of trading over that period.  I also note the Company’s announcement released to the market at 11.28 am E.D.S.T today, enclosing a copy of an article that resulted from an interview given by the Company’s CEO, Mr David
Smith (the “Announcement”).

As you are aware, listing rule 3.1 requires an entity, once it becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities,” to immediately tell ASX that information.  The exceptions to this requirement are set out in listing rule 3.1A.

I would also like to draw your attention to the definition of “aware” in
Chapter 19 of the listing rules.  This definition states that:

“an entity becomes aware of information if a director or executive director
(in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity.”

Furthermore, paragraph 17 of Guidance Note 8 states:

“Once a director or executive officer becomes aware of information, he or she must immediately consider whether that information should be given to ASX.  An entity cannot delay giving information to ASX pending formal sign-off or adoption by the board, for example.”

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 7  3835 4000
Facsimile  61 7  3832 4114
Internet http://www.asx.com.au

Listing rule 3.1A sets out an exception from the requirement to make immediate disclosure, provided that each of the following are satisfied.

“3.1A.1 A reasonable person would not expect the information to be disclosed.

3.1A.2 The information is confidential and ASX has not formed the view that the information has ceased to be confidential.
3.1A.3 One or more of the following applies.

• It would be a breach of a law to disclose the information.

• The information concerns an incomplete proposal or negotiation.

• The information comprises matters of supposition or is insufficiently definite to warrant disclosure.

• The information is generated for the internal management purposes of the entity.

• The information is a trade secret.”

Finally, I would like to draw your attention to ASX’s policy position on the concept of “confidentiality” which is detailed in paragraphs 33 to 39 of
Guidance Note 8.  In particular, paragraphs 34 and 35 of the Guidance Note state that:

“‘Confidential’ in this context has the sense of ‘secret’…” and “Loss of confidentiality may be indicated by otherwise unexplained changes to the price of the entity’s securities, or by reference to the information in the media or analysts reports”.

In light of the recent trading in the Company’s securities, I would appreciate your response to the following questions.

1. When was the interview with Mr Smith conducted, and on what date and in which publication did the article contained within the Announcement appear?
2. Whether the Company considers that the information contained in the
Announcement, and in particular, the fact that a firing demonstration is to occur in Singapore on 6 February 2006, is material to the Company?
3. If the answer to question 2 is ‘no’, please advise the basis upon which the
Company does not consider the information contained in the Announcement to be material.
4. If the answer to question 2 is ‘yes’, could the Announcement have been released to the market earlier than 11.28 am E.D.S.T on 24 January 2006?
5. If the answer to question 4 is ‘yes’, please advise why the Company did not release the Announcement at that earlier time, or request a trading halt at that time, pending the release of the Announcement.
6. If the answer to question 4 is ‘no’, please advise why the Announcement could not be released earlier than 11.28 am E.D.S.T on 24 January 2006 and the
Company did not request a trading halt at that time, pending the release of the Announcement.
7. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?
8. Is there any other explanation that the Company may have for the price change and the increase in the trading volume of securities in the Company?
9. Your comment is sought on whether the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.  If the information requested by this letter is information required to be given to
ASX under listing rule 3.1 your obligation is to disclose the information immediately.
Your response should be sent to me on facsimile number (07) 3832 4114.  It should not be sent to the Company Announcements Office.  Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 8.30 am E.S.T on Friday, 27 January 2006.
Please note that ASX reserves the right, under listing rule 18.7A, to release this letter and the Company’s response to the market if it considers it necessary for an informed market.  Accordingly, it would be appreciated if you would prepare your response in a format suitable for release to the market and separately address each of the questions asked.
If you have any queries or concerns, please contact me immediately.
Yours sincerely,

MELISSA GRUNDY
Senior Adviser, Issuers (Brisbane)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 27, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary